February 2, 2017

Via EDGAR

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549

Re: Seacoast Banking Corporation of Florida
Registration Statement on Form S-4
Filed December 20, 2016
File No. 333-215181

Dear Mr. Clampitt:

On behalf of Seacoast Banking Corporation of Florida (“Seacoast”), this letter responds to your letter, dated January 10, 2017 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

Each response of Seacoast is set forth in ordinary type beneath the corresponding comment of the Staff contained in the Comment Letter, which appears in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We have provided under separate cover for your convenience a marked copy of Amendment No. 1 to the Registration Statement, which is being filed today by electronic submission.

Opinion of GulfShore’s Financial Advisor, page 36

1.	We note the description of the fairness opinion prepared by Sandler O’Neill. We further note that Sandler O’Neill relied on Gulfshore’s internal financial projections for years ending December 31, 2016 through December 31, 2019. Please disclosure these internal financial projections applied to the analysis of the fairness opinion, or, in the alternative, please provide factors of consideration for why this information should not be disclosed.

We acknowledge the Staff’s comment and have revised the disclosure on pages 46 and 47 of the Registration Statement to include the requested internal financial projections.

Interests of GulfShore Directors and Executive Officers in the Merger, page 50

2.	Please supplement your Registration Statement by filing as Exhibits, the employment agreements of Messrs. Caballero, O’Carroll, Mocsari, and Peterson as disclosed on page 50 of the Prospectus.

Pursuant to the Staff’s comment and our further discussions with the Staff, we have filed the employment agreements that Seacoast has entered into with Messrs. Caballero and O’Carroll as Exhibits 10.25 and 10.26, respectively, to Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 504-6889 or my colleague, William Mills, at (212) 504-6436.

Sincerely,

/s/ Andrew P. Alin

Andrew P. Alin

Partner